Rule 424(b)(2)
                                                    Registration No. 333-60474


PRICING SUPPLEMENT NO. 132/A dated June 1, 2004
to Prospectus Supplement dated June 14, 2001
and Prospectus dated June 14, 2001

LEHMAN BROTHERS HOLDINGS INC.
Medium-Term Notes, Series G
Due Nine Months or More From the Date of Issue

CUSIP No.:                      52517PWQ0

ISIN:                           US52517PWQ08

Specified Currency:             US Dollars

Principal Amount:               US$10,000,000.00

                                Total                   Per Note
Issue Price:                    US$10,000,000.00        100%
Agent's Commission:             US$         0.00          0%
Proceeds to Lehman
   Brothers Holdings:           US$10,000,000.00        100%

The Notes will be issued in an aggregate principal amount of $10,000,000 and will form a single tranche with the $10,000,000 aggregate principal amount of Medium-Term Notes, Series G, due June 2, 2009, that Lehman Brothers Holdings will issue on June 2, 2004, as described in Pricing Supplement No. 132 dated May 5, 2004. The Notes will have the same CUSIP number as the other notes of this tranche and will settle on the same date as, and trade interchangeably with, the other notes of this tranche. The issuance of the Notes will increase the aggregate principal amount of the outstanding notes of this tranche to $20,000,000.

Agent:                          Lehman Brothers Inc.

Agent's Capacity:               [  ]  As agent        [X ]  As principal  (See
                                                        "Underwriting" below.)

Original Issue Date:            June 2, 2004

Stated Maturity Date:           June 2, 2009; provided that if such day is not
                                a Business Day, then such day will be the following Business Day.

Amortizing Note:                [  ]  Yes     [X ]  No

Amortization Schedule:          Not applicable.


[  ]  Fixed Rate Note

[X ]  Floating Rate Note        [  ]  CD Rate
                  [  ]  Commercial Paper Rate
                  [  ]  Federal Funds Rate
                  [  ]  LIBOR Telerate
                  [  ]  LIBOR Reuters
                  [  ]  Treasury Rate:    Constant Maturity [  ] Yes   [  ] No
                  [  ]  Prime Rate
                  [  ]  J.J. Kenny Rate
                  [  ]  Eleventh District Cost of Funds Rate
                  [X ]  Other:  See "Interest Rate per Annum" below

Interest Rate per Annum:        From the Original Issue Date through July 1,
                                2004, 3.01%.

                                From July 2, 2004, through the Stated Maturity Date, the greater of:
                                *  0%, or
                                *  1.27% plus (CPIFINAL - CPIINITIAL) /
                                      CPIINITIAL.

CPIINITIAL:                     With respect to each Interest Calculation
                                Period, the CPI for the month that is 15 months prior to the start of the Interest Calculation
                                Period ((which CPI is published in the
                                following month).

CPIFINAL:                       With respect to each Interest Calculation
                                Period, the CPI for the month that is 3 months prior to the start of the Interest Calculation
                                Period ((which CPI is published in the
                                following month).

CPI: The Non-Seasonally Adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers published by the Sponsor on their internet website www.bls.gov/cpi/home.htm, and currently available for references purposes only on Bloomberg Screen CPURNSA (or such other page as may replace that page on that service, or such other service as may be nominated as the information vendor, for the purposes of displaying the level of such CPI).

                                If the CPI is (a) not calculated and announced by the Sponsor but is calculated and announced by a successor sponsor or (b) the CPI is replaced by a successor index, then the CPI will be deemed to be the index so calculated and announced by that successor sponsor or that successor index, as the case may be.

                                If the Sponsor fails to calculate and announce the CPI (and the preceding paragraph does not apply) or the CPI ceases to be published at all, then the Interest Rate Calculation Agent shall calculate the CPI using, in lieu of a published level for the CPI, the CPI as determined by the Interest Rate Calculation Agent in accordance with the formula for and method of calculating the CPI last in effect prior to that change or failure.

                                Notwithstanding the fact that the published CPI to be used in any calculation of CPIINITIAL or CPIFINAL is subsequently revised by the Sponsor, the Interest Rate Calculation Agent shall determine the Interest Rate per Annum payable using the CPI published prior to any such revision; provided however, that if such revision is made in order to correct a manifest error (as determined by the Interest Rate Calculation Agent), the Interest Rate Calculation Agent shall use the CPI as so corrected.

Sponsor:                        Bureau of Labour Statistics of the U.S.
                                Department of Labor, or any successor sponsor acceptable to the Interest Rate Calculation Agent.

Interest Reset Dates:           Each Interest Payment Date.

Interest Payment Dates:         Monthly on the 2nd, commencing on July 2,
                                2004; provided that if such day is not a Business Day, then such day will be the following Business Day, and provided further that the final Interest Payment Date for any Notes shall be the Stated Maturity date.

Interest Calculation Period:    From and including the prior Interest Reset
                                Date (or Original Issue Date, in the case of the initial Interest Calculation Period) to but excluding the most recent Interest Reset Date
                                (or Stated Maturity Date, in the case of the final Interest Calculation Period).

Business Day:                   Any day that is a day on which dealings in
                                deposits in U.S. dollars are transacted, or with respect to any future date are expected to be transacted, in the London interbank market and that is not a Saturday or Sunday and that, in New York City, is not a day on which banking institutions generally are authorized or obligated by law or executive order to be closed.

Interest Computation:           Interest will be computed on the basis that
                                there are thirty days in each month.

"Accrue to Pay":                [  ]  Yes     [X ]  No

Interest Rate
   Calculation Agent:           Lehman Brothers Inc.

Optional Redemption:            Not applicable.

Optional Repayment:             Not applicable.

Extension of Maturity:          Not applicable.

Form of Note:                   [X ]  Book-entry only (global)
                                [  ]  Certificated

Depository:                     The Depository Trust Company

Authorized Denominations:       $1,000 or any larger whole multiple

Issuer Rating:                   Long-term senior unsecured debt of Lehman
                                 Brothers Holdings is currently rated A by Standard & Poors, A1 by Moodys Investors
                                 Service and A+ by Fitch IBCA.


RISK FACTORS

An investment in the Notes entails certain risks not associated with an investment in conventional fixed or floating rate medium-term notes or even other inflation-linked securities. See "Risk Factors" generally in the Prospectus Supplement.

You should consider the risk that the interest rate applicable to the Notes may result in less interest being payable on the Notes than on a conventional fixed or floating rate debt security issued by Lehman Brothers Holdings at the same time. You should consider the risk that the interest rate applicable to the Notes may be less than the spread of 1.27% per annum and, in some cases, could be zero. Interest payable on the Notes on and after July 2, 2004 is linked to changes in the level of the CPI during twelve-month measurement periods. If the CPI does not increase during a relevant measurement period, which is likely to occur when there is little or no inflation, holders of the Notes will receive interest payments for that interest period equal to the spread of 1.27% per annum. If the CPI decreases during a relevant measurement period, which is likely to occur when there is deflation, holders of the Notes could, in some cases, receive no interest payments because the minimum interest rate applicable to the Notes is zero.

The secondary market for, and the market value of, the Notes will be affected by a number of factors, including the creditworthiness of Lehman Brothers Holdings, the level and direction of interest rates, the anticipated level and potential volatility of the CPI, the method of calculating the CPI, the time remaining to the maturity of the Notes, the availability of comparable instruments and the aggregate principal amount of the Notes.

Historical levels of the CPI are not an indication of the future levels of the CPI during the term of the Notes. In the past, the CPI has experienced periods of volatility, and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Holders of the Notes will receive interest payments after July 2, 2004 that will be affected by changes in the CPI and such changes may be significant. The level and direction of the CPI is a function of the changes in specified consumer prices over time and depends on a number of interrelated factors, including economic, financial and political events, over which Lehman Brothers Holdings has no control.

You should consider the risk that the Interest Rate calculation provisions applicable to the Notes is based upon the CPI and the CPI itself and the way the Sponsor calculates the CPI may change in the future or the CPI may no longer be published. There can be no assurance that the Sponsor will not change the method by which it calculates the CPI. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payment with respect to the Notes, and therefore the secondary market for, and the market value of the Notes, may be significantly reduced.

Additionally, Lehman Brothers Holdings or one of our affiliates may serve as issuer, agent or underwriter for additional issuances of notes with returns linked or related to changes in the level of the CPI. By introducing competing products into the marketplace in this manner, Lehman Brothers Holdings or one of our affiliates could adversely affect the value of the Notes.


CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Treatment of Notes as Variable Rate Debt Instruments

Lehman Brothers Holdings believes that the Notes provide for interest at an "objective rate" and therefore constitute "variable rate debt instruments," as those terms are defined in the original issue discount regulations. Lehman Brothers Holdings intends to report interest deductions with respect to the Notes based on this treatment. Under such characterization, holders of the Notes would report interest as ordinary income at the time it is paid or accrued in accordance with their method of accounting for tax purposes. Investors who purchase the Notes at a market discount or premium should consult their tax advisors regarding the appropriate rate of accrual or amortization for such market discount or premium.

Investors should consult their tax advisors regarding possible alternative treatments of the Notes, including the possible application of the contingent payment debt regulations.


Certain Other United States Federal Income Tax Consequences

A summary of certain United States federal income tax consequences that will apply to holders of debt securities is set forth under "United States Federal Income Tax Consequences-Debt Securities" in the Prospectus. Holders should note that the backup withholding tax rate of 31% referenced in the Prospectus under "United States Federal Income Tax Consequences-Debt Securities-Information Reporting and Backup Withholding-United States Holders" has been reduced to 28% for payments made through 2010, after which time the rate will revert back to 31% absent Congressional action.

In addition, the sections below replace the summaries set forth in the Prospectus under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Estate Tax" and "United States Federal Income Tax Consequences-Debt Securities-Information Reporting and Backup Withholding-Non-United States Holders."


Consequences to Non-United States Holders

United States Federal Estate Tax

Your estate will not be subject to United States federal estate tax on debt securities beneficially owned by you at the time of your death provided that:

* any payment to you on the debt securities would be eligible for exemption from the 30% United States federal withholding tax under the rules described in the bullet points under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Withholding Tax," without regard to the certification requirements of the fourth bullet point; and
* interest on those debt securities would not have been, if received at the time of your death, effectively connected with the conduct by you of a trade or business in the United States.


Information Reporting and Backup Withholding

Non-United States Holders

If you are a non-United States holder of debt securities, Lehman Brothers Holdings must report annually to the IRS and to you the amount of payments Lehman Brothers Holdings makes to you and the tax withheld with respect to such payments, regardless of whether withholding was required. Copies of the information returns reporting such payments and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty. You will not be subject to backup withholding regarding payments Lehman Brothers Holdings makes to you provided that Lehman Brothers Holdings does not have actual knowledge or reason to know that you are a United States person and Lehman Brothers Holdings has received from you the statement described above in the fourth bullet point under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Withholding Tax."

In addition, you will be subject to information reporting and, depending on the circumstances, backup withholding regarding the proceeds of the sale of a debt security made within the United States or conducted through United States-related intermediaries, unless the payor receives the statement described above and does not have actual knowledge or reason to know that you are a United States person, or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS.


UNDERWRITING

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. (the "Agent"), and the Agent has agreed to purchase, the principal amount of the Notes. The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the Notes initially at a public offering price equal to the Issue Price set forth above and to certain dealers at such price. After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agent.

The Notes are a new issue of securities with no established trading market. Lehman Brothers Holdings has been advised by the Agent that it intends to make a market in the Notes, but it is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

The Agent has agreed that it will, to the best of its knowledge, only offer or sell the Notes in compliance with the laws and regulations in any jurisdiction applicable to such offer or sale and it has not taken and will not take any action in any jurisdiction, other than the United States, that would permit a public offering of the Notes, or possession or distribution of any prospectus or any amendment or supplement thereto or any offering or publicity material relating to the Notes, in any country or jurisdiction where action for that purpose is required.

The Agent has represented and agreed that:

* it and each of its affiliates have not offered or sold and will not offer or sell any Notes to persons in the United Kingdom prior to the expiry of the period of six months from the issue date of the Notes except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations of 1995;
* it and each of its affiliates have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA") received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to Lehman Brothers Holdings; and
* it and each of its affiliates have complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

The Agent has separately further agreed that the Notes may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus supplement, the accompanying prospectus nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

Lehman Brothers Holdings has agreed to indemnify the Agent against certain liabilities under the Securities Act of 1933, as amended, as described in the accompanying Prospectus Supplement.

Capitalized terms used herein without definition have the meanings ascribed to them in the Prospectus Supplement and Prospectus.


Lehman Brothers Holdings Inc.


By:      /s/   Paolo Tonucci
Name:    Paolo Tonucci
Title:   Authorized Officer